unaxis

RECEIVED

2006 SEP 15 A 8:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50




06016853

Date September 12, 2006
Contact Martina C. Schuler

SUPPL

**Unaxis Holding AG**
**Rule 12g3-2(b) File No: ~~82-5190~~**

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martina C. Schuler

Corporate Communications

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

Enclosure

- **Oerlikon announces definitive price offer in takeover bid for Saurer AG**

dw 9/15

Unaxis Holding AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

oerlikon

Media release
Rule 12g3-2(b) File No. 82-5190

# Oerlikon announces definitive price offer in takeover bid for Saurer AG

***Pfäffikon SZ, September 8, 2006*** – To avoid speculation following the pre-announced offer for all publicly held Saurer AG shares of September 6, and to reassure all current and potential shareholders of Saurer AG, the Board of Directors of Oerlikon (Unaxis Holding AG) has decided to raise the offer of CHF 93.42 per share based on the legally required minimum price to CHF 110.00 per share. All conditions mentioned in the pre-announcement, in particular the shareholding target of 50.01%, remain valid.
Oerlikon thereby intends to provide final security with regard to the price offer, in particular to small shareholders. Increasing the price of its public offer underlines Oerlikon's strong commitment to the transaction and its interest in Saurer AG.

**This media release contains information based on the currently known state of affairs. Unforeseeable risks and influences may lead to changes in the facts outlined here. Rounding differences may give rise to differences in the figures stated.**

For further information please contact:


Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com



RECEIVED
2006 SEP 15 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE


**Oerlikon – a leading global high-tech corporation**

Oerlikon (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

The following restrictions apply to the pre-announcement for the public tender offer described in this media release:

**United States of America**

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

**United Kingdom**

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

**Australia, Canada and Japan**

This offer is not addressed to Saurer shareholders, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

**Other Jurisdictions**

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require Unaxis Holding AG to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com